Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to Nonqualified Stock Option and Incentive Award Plan of New Senior Investment Group Inc. and Subsidiaries of our report dated February 27, 2018 (except for Note 2, as to which the date is June 20, 2018), with respect to the consolidated financial statements and schedule of New Senior Investment Group Inc. and Subsidiaries, and our report dated February 27, 2018, with respect to the effectiveness of internal control over financial reporting of New Senior Investment Group Inc. and Subsidiaries, included in New Senior Investment Group Inc. and Subsidiaries Current Report on Form 8-K dated June 20, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

January 22, 2019